As filed with the Securities and Exchange Commission on June 27, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                             to

Commission file number: 1-9044

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

DUKE 401(k) PLAN

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DUKE REALTY CORPORATION

600 East 96th Street, SUITE 100

INDIANAPOLIS, INDIANA 46240

DUKE 401(k) PLAN

Financial Statements with Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm)

DUKE 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Associate Benefits Committee
Duke 401(k) Plan:

We have audited the accompanying statements of assets available for plan benefits of Duke 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of Duke 401(k) Plan as of December 31, 2007 and 2006, and the changes in assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Indianapolis, Indiana
June 27, 2008

DUKE 401(k) PLAN

Statements of Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets held by Trustee:
Investments, at fair value:
Money market funds	$2,671,844	3,000,019
Mutual funds	60,519,117	53,035,315
Common stock	22,258,665	29,789,591
U.S. Treasury Notes	16,411	14,867
Loans to participants	1,944,414	1,718,087

Contributions receivable:
Participant	178,587	151,159
Employer	859,789	1,485,167

Other receivable:
Unsettled trades	—	563
Assets available for plan benefits	$88,448,827	89,194,768

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Statements of Changes in Assets Available for Plan Benefits

Years ended December 31, 2007 and 2006

	2007	2006
Additions to assets attributed to:
Contributions:
Participants’ salary deferral	$6,753,748	5,586,079
Employer matching of salary deferral	3,045,541	2,407,949
Employer discretionary contribution	647,957	1,227,782
Participants’ rollover	1,714,176	1,881,857
	12,161,422	11,103,667
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	(10,337,267)	8,271,673
Interest and dividends	6,164,106	4,337,688
	(4,173,161)	12,609,361
Total additions	7,988,261	23,713,028

Deductions from assets attributed to:
Benefits paid to participants	8,691,663	4,936,721
Administrative fees	42,539	38,949
Total deductions	8,734,202	4,975,670
Net increase/(decrease)	(745,941)	18,737,358

Assets available for plan benefits:
Beginning of year	89,194,768	70,457,410
End of year	$88,448,827	89,194,768

See accompanying notes to financial statements.

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)       Description of Plan

The following description of the Duke 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)      General

The Plan is a defined contribution plan sponsored by Duke Realty Corporation (the Employer) covering all employees who are age 18 years or older and have met the service requirement as defined by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)      Contributions

Eligible participants may elect to defer a percentage of their compensation to be contributed to their Employee Deferral Account. The Plan stipulates the minimum and maximum percent that may be contributed, not to exceed 75% of a participant’s compensation for each plan year, subject to limitations imposed by the Internal Revenue Service. The Plan currently offers each participant investment options including twenty-one mutual funds, common stock of the Employer, a money market fund, and a self directed fund, which allows participants to direct their contributions into investments of their choice. The Employer matches participant contributions annually up to 3% of total compensation, for participants with less than 10 years of service. The Employer matches participant contributions annually up to 5% of total compensation for participants with at least 10 years of service and not at a management level of senior vice president or higher. The Employer matching contribution is limited to a participant’s first $225,000 of compensation ($220,000 in 2006), and the contribution is invested in the common stock of the Employer. The Employer may also make discretionary contributions to the Plan to be invested in the common stock of the Employer. Participants are also able to transfer all Employer contributions to an investment option of their choice.

(c)       Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Employer matching contribution, allocations of the Employer’s discretionary contribution (when applicable), and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)      Vesting

Participants are immediately vested in elective salary reduction contributions and the actual earnings thereon. Vesting in discretionary contributions, matching contributions and the earnings thereon is based upon the years of service of the participant. A year of service means a plan year in which the participant completes at least 1,000 hours of service. A participant becomes 20% vested after one year of service and vests an additional 20% for each year of service thereafter and is 100% vested after five years of service. Participants who terminate employment due to retirement after age 59½, by death, or by total or permanent disability are automatically considered fully vested.

(Continued)

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(e)       Benefits

Upon termination of service or retirement, a participant’s vested account balance is to be distributed in a lump sum payment, and/or they can receive Employer stock for the portion of their vested account balance that was in Employer stock within 90 days of written request.

(f)       Forfeitures

Participants who terminate employment forfeit any nonvested portion of their account. Forfeitures are used to reduce the Employer matching contributions. In 2007 and 2006, Employer contributions were reduced by $209,498 and $241,110, respectively, from forfeited nonvested accounts. As of December 31, 2007 and 2006, there is $61,022 and $61,560, respectively, of additional forfeitures that have not yet been used to reduce Employer matching contributions.

(2)       Summary of Significant Accounting Policies

(a)      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(b)      Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, except for the cash basis recording of benefits paid.

(c)       Investment Valuation

Mutual fund, money market fund, and common stock investments are stated at fair market value as determined by quoted market prices. The U.S. Treasury Notes are stated at fair market value as reported by the trustee. Loans to participants are stated at the loaned amount, net of repayments, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

(d)      Administrative Expenses

In service withdrawal fees, participant loan origination fees, participant loan maintenance fees, Employer stock trustee fees, and Employer stock sale/purchase fees are charged to participant’s accounts as incurred.

(e)       Loans

Participant loans are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Under terms of the loan agreements, loans must be repaid in not more than five years, unless used to acquire a principal residence. Interest rates are fixed at the prime rate plus 1%, and range from 5% to 9.25%.

(Continued)

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)       Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination by the Employer, participants will become 100% vested in their accounts.

(4)       Investments

The following table represents the fair value of individual investments which exceed 5% of the Plan’s assets available for plan benefits as of December 31:

	2007	2006
Calamos Growth Fund	4,758,644	N/A
Fidelity Balanced Fund	5,610,163	5,211,375
Fidelity Diversified International Fund	9,484,139	7,942,101
Fidelity Spartan Total Market Index Fund	5,261,942	5,270,015
Goldman Sachs Mid Cap Value CL A	5,391,905	5,244,564
Growth Fund of America	8,709,474	7,702,674
Van Kampen Growth and Income Fund	5,590,793	5,356,855
Duke Realty Corporation Common Stock	20,405,052	28,242,512

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Common stock	$(10,872,450)	5,420,837
Mutual funds	533,639	2,850,935
U.S. Treasury Notes	1,544	(99)
	$(10,337,267)	8,271,673

(5)       Nonparticipant Directed Investments

The Plan was amended effective March 1, 2002, to allow participants to transfer all or any part of their non participant directed investments to participant directed investments.

(6)       Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 23, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(Continued)

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(7)       Party in Interest Transactions

The following investment funds are sponsored by Fidelity Investments, the Trustee: Fidelity Retirement Money Market Portfolio, Fidelity Balanced Fund, Fidelity Diversified International Fund, Fidelity Freedom Funds, Fidelity Freedom Income Fund, Fidelity Inflation-Protected Bond Fund, and Fidelity Spartan Total Market Index Fund. Participant loans are made with individual participants of the Plan and investments are made in the common stock of the Employer. Therefore, transactions in these investments are considered to be party in interest transactions.

(8)       Concentrations

At December 31, 2007 and 2006, approximately 23% and 32%, respectively, of assets available for plan benefits are invested in the Employer’s common stock.

(9)       Risks and Uncertainties

The Plan offers various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of assets available for benefits.

(10)     Recently Issued Accounting Standards

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115 (Statement 159). Statement 159 gives the Plan the irrevocable option to carry most financial assets and liabilities at fair value that are not currently required to be measured at fair value. If the fair value option is elected, changes in fair value would be recorded in earnings at each subsequent reporting date. SFAS 159 is effective for the Plan’s 2008 fiscal year. The Plan is currently evaluating the impact the adoption of this statement could have on its financial condition, results of operations and cash flows.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Plan is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Plan is currently evaluating the impact of adopting Statement 157 on its results of operations and financial position.

(Continued)

DUKE 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(11)     Recently Adopted Accounting Standards

Effective January 1, 2007, the Plan adopted provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 addresses the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a threshold of more-likely-than-not for recognition and derecognition of tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, classification, interest and penalties, and disclosure. The impact of adopting FIN 48 did not have a material impact on the Plan’s assets available for plan benefits.

Schedule 1

DUKE 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Party-in- interest	Identity	Description of investment	Current value
	Money market funds:
*	Fidelity	Fidelity Retirement Money Market Portfolio	$2,345,354

	Mutual funds:
	Calamos	Calamos Growth Fund	4,758,644
*	Fidelity	Fidelity Balanced Fund	5,610,163
*	Fidelity	Fidelity Diversified International Fund	9,484,139
*	Fidelity	Fidelity Freedom 2005 Fund	47,666
*	Fidelity	Fidelity Freedom 2010 Fund	86,823
*	Fidelity	Fidelity Freedom 2015 Fund	871,413
*	Fidelity	Fidelity Freedom 2020 Fund	852,442
*	Fidelity	Fidelity Freedom 2025 Fund	479,883
*	Fidelity	Fidelity Freedom 2030 Fund	620,859
*	Fidelity	Fidelity Freedom 2035 Fund	741,351
*	Fidelity	Fidelity Freedom 2040 Fund	708,842
*	Fidelity	Fidelity Freedom 2045 Fund	41,697
*	Fidelity	Fidelity Freedom 2050 Fund	56,161
*	Fidelity	Fidelity Freedom Income Fund	551,945
*	Fidelity	Fidelity Inflation-Protected Bond Fund	2,185,508
*	Fidelity	Fidelity Spartan Total Market Index Fund	5,261,942
	American	Growth Fund of America	8,709,474
	Goldman Sachs	Goldman Sachs Mid-Cap Value CL A	5,391,905
	Pimco	Pimco Total Return Fund – Admin Class	3,483,764
	Royce	Royce Low-Priced Stock Fund – Inv Class	4,202,343
	Van Kampen	Van Kampen Growth and Income Fund	5,590,793
			$59,737,757
	Common stock:
*	Duke Realty Corporation	Common stock	$20,405,052

	Participant Directed Brokerage
	Account		$2,977,874

	Loans to participants:
*	N/A	Participant loans at interest rates ranging
		from 5% to 9.25%	$1,944,414
*	Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DUKE 401(k) PLAN

Date:	June 27, 2008	/s/ Denise K. Dank
Denise K. Dank
Sr. Vice President of Human Resources
Chairman, Associate Benefits Committee